January 3, 2005

via U.S. mail

Mr. Ken Maples
Chief Financial Officer
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701


	Re:	Hiland Partners, LP
		Form S-1 Amendment No.1
      Filed December 10, 2004
		File No. 333-119908

Dear Mr. Maples:

      We have completed our review of the above filing, and we
have
the following comments.  Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.    Please be as detailed as
necessary
in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand
your disclosure.   After reviewing this information, we may or may
not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to prior comments 3, 5, 8, 10 and 35.
Once
you provide new information, new exhibits or responsive disclosure, we may have additional comments.

2. As appropriate, make corresponding changes throughout your document. Also ensure that you have addressed every portion of each comment. See prior comment 1. For example, in response to comment 3 of this letter as well as prior comment 31, please make changes to the second caption on page 23 and to the first caption on page 26.

Prospectus Cover Page

3. We note your response to prior comment 16. Further revise to include the risk related to total reliance on your general partner, or explain why you omit it. Also make clear that the general partner determines the fees it is paid, and eliminate the mitigating reference here and in the risk factors section to the "good faith" component of that determination.

Risk Factors, page 15

4. Further revise your captions as necessary to comply with prior comment 31. For example, refer to the last sentence of that comment.
See also the first caption on page 16.

5. Where appropriate, but outside of the Risk Factors section, disclose the information you provided in the first sentence of the second paragraph of your response to prior comment 32.

Use of Proceeds, page 30

6. We note the disclosure you provided in response to prior comment
22. Because the amount you designate for working capital appears rather substantial, provide additional detail. For example, disclose whether portions might be used to pay minimum quarterly distributions or for any planned capital expenditures. If so, provide quantification as available. Also discuss whether you intend to use the amounts for any particular purposes in the near term.

Dilution, page 32

7. We note your response to prior comment 33. Disclose the name of the independent, third-party appraiser, identify the party as an expert in the prospectus, and file as an exhibit its consent to being named in the document.

Cash Distribution Policy, page 33

8. We note your new disclosure regarding the determinations to be made by your general partner. Explain further here or in the "Fiduciary Duties" disclosure what constitutes "good faith" for these purposes. For example, is it merely conduct that does not result in a finding by an appropriate court of "bad faith", fraud, willful misconduct or gross negligence?

Management, page 86

9. We restate the last sentence of prior comment 42. Also explain how, in the absence of any employment agreements, the named individuals will be "entitled" to the listed annual salaries. Finally, specify whether you have entered into any agreements with the general partner as to the level of compensation for your executive officers either individually or as a group.

Conflicts of Interest and Fiduciary Duties, page 97

	Fiduciary Duties, page 99

10. We note your revised disclosure in response to prior comments
47
and 48. Provide additional disclosure to discuss the detriments (comment 47) and any expectation regarding potential violations (comment 48). Make clear how your partnership agreement reduces or eliminates particular obligations of the general partner. For example, explain any differences in standards pertaining to affiliated and non-affiliated transactions. If appropriate, make corresponding changes to your Risk Factors disclosure as well.

Material Tax Consequences, page 120

11. We note the new disclosure at page 129. Revise to clarify that the reference to the method being reasonable is the conclusion or opinion of named legal counsel.

Underwriting, page 136

12. Advise us whether you expect the underwriter to provide additional, supplemental information to those recipients of the Directed Share Program materials who call with questions. We note that the letter accompanying the Indication of Interest instructs recipients of the Directed Share Program materials to call AG Edwards if the reader has any questions about the transaction after reviewing the prospectus. Clarify whether you have prepared or will prepare materials or scripts for AG Edwards in that connection.

13. Revise the Directed Share Progam materials to eliminate any requirement that the reader must agree to having "read" or "understood" the materials or the facts you describe.

Exhibits, page II-1

14. We will issue under separate cover any comments relating to your recent application for confidential treatment. We will not be in a position to consider a request for accelerated effectiveness of the registration statement until all outstanding issues, including the application, have been resolved.

Undertakings, page II-2

15. We note your response to prior comment 67 and restate the comment. We believe that the applicable undertakings are appropriate, notwithstanding your other Exchange Act reporting requirements.

Financial Statements and Related Disclosure

Summary Historical and Pro Forma Financial and Operating Data,
page
12

16. Rename your non-GAAP measure "gross margin," to avoid confusion with the GAAP measure "gross margin," which is calculated by subtracting costs of sales, including depreciation and amortization, from revenues.

Pro forma financial statements, page F-2

17. We note your response to our prior comment 59. We note further the disclosures on page 6 of your filing, where you state that on July 21, 2004, Continental Resources completed the sale of Continental Gas to the "Hamm Parties." You go on to state that Hiland Partners, LLC, is owned by the "Hamm Parties" and by an entity owned by Randy Moeder. We are unable to relate these statements to the first paragraph of your response, where you describe ownership interests in those two entities but do not name them. Please explain to us again the ownership interests of the two entities but also name the parties. At your option, you may explain this verbally in a phone conference rather than respond in writing. If this is your preference, please call Sandy Eisen (202-942-1805) to schedule.


Closing Comments

      Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting issues and related disclosures to Sandy Eisen at (202) 942-1805, or in her absence to Kim Calder, Assistant Chief Accountant, at (202) 942-1879. Direct any other questions to Alex Shukhman at (202) 942-2872 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Direct any correspondence to us at the following ZIP Code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc: 	via facsimile
	Mr. Heather Callender
	Vinson & Elkins LLP
	(713) 615-5038

Bcc:	Alex Shukhman
      Sandy Eisen
      Timothy Levenberg
      Kim Calder

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Hiland Partners, LP
January 3, 2005
page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE